Filed pursuant to Rule 433 dated November 12, 2010 relating to
Preliminary Pricing Supplement No. 584 dated November 12, 2010 to
Registration Statement No. 333-156423

Structured Investments	Morgan Stanley
$
Autocallable Quarterly Review Notes due November 25, 2011 Based on the Performance of the S&P GSCITM Crude Oil Index – Excess Return
General
•
The notes are designed for investors who desire exposure to the S&P GSCITM Crude Oil Index – Excess Return and who seek early exit prior to maturity for a cash payment if, on any of the first three Review Dates, the Index Closing Value is at or above the specified Call Level. If the notes are not called prior to maturity, investors will receive a fixed cash payment if the Index Closing Value is at or above the Call Level on the Final Review Date and are protected at maturity against up to a 10% decline of the Underlying Index from the Initial Index Value on the Final Review Date but will lose some or all of their principal if the Final Index Value declines by more than 10%. Due to the Downside Leverage Factor described below, you may lose your entire initial investment. Investors in the notes should be willing to accept this risk of loss and be willing to forgo interest in exchange for the opportunity to receive a premium payment if the notes are called.

•	The first Review Date, and therefore the earliest date pursuant to which a call may be initiated, is February 21, 2011.
•	Senior unsecured obligations of Morgan Stanley maturing November 25, 2011†. All payments on the notes upon an Automatic Early Call or at maturity are subject to the credit risk of Morgan Stanley.
•	Minimum purchase amount of $10,000 and minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
•	The notes are expected to price on or about November 12, 2010 and are expected to settle on or about November 19, 2010.
Key Terms
Issuer:	Morgan Stanley
Underlying Index:	S&P GSCITM Crude Oil Index – Excess Return
Automatic Early Call:
If the Index Closing Value on any of the first three Review Dates is at or above the Call Level, the notes will be automatically called for a fixed cash payment per note (the “Call Price”) on the third business day following the related Review Date (the “Call Date”).  The Call Price will vary depending on the applicable Review Date:
• 1st Review Date (February 21, 2011†): at least $1,052.50** per note (corresponding to at least 105.25% of the Stated Principal Amount)
• 2nd Review Date (May 23, 2011†): at least $1,105** per note (corresponding to at least 110.50% of the Stated Principal Amount)
• 3rd Review Date (August 22, 2011†): at least $1,157.50** per note (corresponding to at least 115.75% of the Stated Principal Amount)
**The actual Call Price applicable to each Review Date will be determined on the Pricing Date but will not be less than the Call Prices stated above.

Call Level:	102.50% of the Initial Index Value.
Payment at Maturity:
At maturity, if the notes have not previously been called, investors will receive for each note they hold an amount of cash that will vary depending on the Index Closing Value on November 21, 2011 (the “Final Review Date”) (the “Final Index Value”), equal to:
• If the Final Index Value is at or above the Call Level on the Final Review Date: at least $1,210 per note (corresponding to at least 121.00% of the Stated Principal Amount).
• If the Final Index Value is lower than the Call Level but has not declined by more than 10% from the Initial Index Value (the “Buffer Amount”): the $1,000 Stated Principal Amount, or
• If the Final Index Value has declined by more than the Buffer Amount from the Initial Index Value: $1,000   +   [$1,000   ×    (Underlying Index Return   +   Buffer Amount)   ×   Downside Leverage Factor].
In this scenario, investors will be exposed to the decline beyond the Buffer Amount on a leveraged basis, and will lose 1.111% (the “Downside Leverage Factor”) of their principal amount for every 1% decline in the Final Index Value from the Initial Index Value beyond the Buffer Amount.  For example, if the Final Index Value declines by 50% from the Initial Index Value,  investors will lose 44.44% of their principal.

Terms continued on following page

Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page PS-9 of the accompanying preliminary pricing supplement and “Selected Risk Considerations” beginning on page PS-6 of this document.
Morgan Stanley has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this document relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov.  Alternatively, Morgan Stanley, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and this document if you so request by calling toll-free 1-800-584-6837.
You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the accompanying preliminary pricing supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	Certain fiduciary accounts will pay a purchase price of $ per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)
Please see “Supplemental Plan of Distribution” in this document and “Description of Notes—Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement for information about fees and commissions.

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

JPMorgan
Placement Agent
November 12, 2010

Terms continued from previous page:

Call Date:	The third business day following the applicable Review Date.
Buffer Amount:	10%
Downside Leverage Factor:	1.111
Underlying Index Return:	The percentage change from the Initial Index Value to the Final Index Value, calculated as follows: (Final Index Value – Initial Index Value) / Initial Index Value
Initial Index Value:	The official settlement price of the Underlying Index, as published by the index publisher or its successor, on the Pricing Date.
Final Index Value:
The official settlement price of the Underlying Index, as published by the index publisher or its successor, on the Final Review Date, subject to postponement for non-index business days and certain market disruption events.

Maturity Date:	November 25, 2011†
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	617482PM0 / US617482PM05
†
Subject to postponement for non-index business days and certain market disruption events as described in “Description of Notes—Review Dates” and “—Maturity Date” in the accompanying preliminary pricing supplement.

Additional Terms Specific to the Notes

You should read this document together with the preliminary pricing supplement dated November 12, 2010, as supplemented by the prospectus dated December 23, 2008 and the prospectus supplement dated December 23, 2008.  This document, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying preliminary pricing supplement, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Preliminary pricing supplement No. 584 dated November 12, 2010:
http://www.sec.gov/Archives/edgar/data/895421/000095010310003350/dp19925_424b2-ps584.htm

•	Prospectus supplement dated December 23, 2008:
http://www.sec.gov/Archives/edgar/data/895421/000095010308003005/dp12094_424b2-seriesf.htm

•	Prospectus dated December 23, 2008:
http://www.sec.gov/Archives/edgar/data/895421/000095010308003004/dp12129_424b2-debt.htm

Terms used in this document are defined in the accompanying preliminary pricing supplement, prospectus supplement or prospectus.  As used in this document, the “Company,” “we,” “us” or “our” refer to Morgan Stanley.

Hypothetical Examples of Amounts Payable upon Automatic Early Call or at Maturity

The following examples illustrate the payout on the notes for a range of Index Closing Values for each of the Review Dates and are being provided for illustrative purposes only.  These examples are based on the following hypothetical terms:

•	Initial Index Value: 530
•	Call Level (102.50% of the Initial Index Value): 543.25
•	Call Price:
o	$1,052.50 if the notes are automatically called in February 2011
o	$1,105 if the notes are automatically called in May 2011
o	$1,157.50 if the notes are automatically called in August 2011
•	Payment at Maturity if the Final Index Value is at or above the Call Level: $1,210
•	Stated Principal Amount (per note): $1,000

In Examples 1 through 3, the Index Closing Value on one of the first three Review Dates is above the Call Level.  However, each example results in a different payment amount because the Index Closing Value is above the Call Level on different Review Dates.  Because the Index Closing Value on one of the first three Review Dates is above the Call Level, the notes are automatically called following the relevant Review Date.  In each of Examples 4, 5 and 6, the Index Closing Value on each of the first three Review Dates is lower than the Call Level, and, consequently, the notes are not automatically called prior to, and remain outstanding until, maturity.

Review Date	Example 1		Example 2		Example 3
	Hypothetical Index Closing Value	Payout	Hypothetical Index Closing Value	Payout	Hypothetical Index Closing Value	Payout
#1	560	$1,052.50	500	—	500	—
#2	—	—	550	$1,105	540	—
#3	—	—	—	—	600	$1,157.50
Total Payout:	$1,052.50 in February 2011		$1,105 in May 2011		$1,157.50 in August 2011

Review Date	Example 4		Example 5		Example 6
	Hypothetical Index Closing Value	Payout	Hypothetical Index Closing Value	Payout	Hypothetical Index Closing Value	Payout
#1	500	—	500	—	500	—
#2	540	—	540	—	540	—
#3	470	—	470	—	470	—
Final review date	689	$1,210	490	$1,000	265	$555.60
Total Payout:	$1,210 in November 2011		$1,000 at maturity		$555.60 at maturity

•  In Example 4, the Final Index Value is 689, which is higher than the Call Level and which represents a 30% increase in the Initial Index Value.  The payment at maturity equals $1,210 per note, representing a 21% return on your investment.  The return on your investment would be less than the 30% return you would receive on a comparable investment linked to the simple return on the underlying index.

•  In Example 5, the Final Index Value is 490, which is lower than the Call Level and which represents a 7.55% decline from the Initial Index Value.  Because the Final Index Value has not declined by more than 10% from the Initial Index Value, the payment at maturity equals the Stated Principal Amount of $1,000 per note.

•  In Example 6, the Final Index Value is 265, which represents a 50% decline from the Initial Index Value.  Because the Final Index Value has declined by more than 10% from the Initial Index Value, investors are exposed to that decline beyond 10% on a leveraged basis and will receive a payment at maturity that represents a 44.44% loss of their principal, calculated as follows:

$1,000 +[$1,000 x (Underlying Index Return + 10%) x Downside Leverage Factor] = $1,000 + [$1,000 x (–50% + 10%) x 1.111] = $555.60

Selected Purchase Considerations

•
APPRECIATION POTENTIAL — If the Index Closing Value is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per note of $1,000 plus: (i) at least 5.25%* x $1,000 if called on the first Call Date; (ii) at least 10.50%*  x  $1,000 if called on the second Call Date; (iii) at least 15.75%*  x  $1,000 if called on the third Call Date; or (iv) if the notes have not been previously called, at least 21.00%*  x  $1,000 if Index Closing Value is at or above the Call Level on the Final Review Date. If the notes are not called prior to maturity, investors will receive for each note at maturity an amount in cash that will vary depending on the Index Closing Value on the Final Review Date, and which may be significantly less than the Stated Principal Amount of the notes and could be zero.  Because the notes are our senior unsecured obligations, the payment of any amount, whether upon an Automatic Early Call or at maturity, is subject to our ability to pay our obligations as they become due.

*The actual percentages applicable to the four Review Dates above will be determined on the Pricing Date but will not be less than the Call Prices stated above.

•
POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF THE AUTOMATIC EARLY CALL FEATURE – While the original term of the notes is just over twelve months, the notes will be called prior to maturity if the Index Closing Value on any of the first three Review Dates is at or above the Call Level and you will be entitled to the applicable payment corresponding to that Review Date as set forth above.

•
LIMITED PROTECTION AGAINST LOSS — If the notes are not called prior to maturity and the Final Index Value declines by no more than the Buffer Amount of 10% as compared to the Initial Index Value, you will be entitled to receive the full principal amount of your notes at maturity.  If the Final Index Value declines beyond the Buffer Amount, you will lose 1.111% of your Stated Principal Amount for every 1% decline in the Final Index Value from the Initial Index Value beyond the Buffer Amount.

•
EXPOSURE TO THE UNDERLYING INDEX — Investors who believe they have underweight exposure to commodities can use the notes as an alternative to a direct investment in the Underlying Index and gain access to the crude oil futures contracts that underlie the Underlying Index.

•
CAPITAL GAINS TAX TREATMENT — You should note that the discussion under “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the notes offered under the accompanying preliminary pricing supplement and is superseded by the following discussion.

Although the issuer believes that, under current law, each note should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in a note.

Assuming this treatment of the notes is respected, the following U.S. federal income tax consequences should result based on current law:

▪	a U.S. Holder should not be required to recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale, exchange or automatic call, and

▪
upon sale, exchange, automatic call or settlement of the notes at maturity, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes.  Such gain or loss should be long-term capital gain or loss if the U.S. Holder has held the notes for more than one year at such time, and short-term capital gain or loss otherwise.

Please read the discussion under “Selected Risk Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement concerning the U.S. federal income tax consequences of an investment in the notes.

On December 7, 2007, the Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge; and appropriate transition rules and effective dates.  While it is not clear whether instruments such as the notes would be viewed as similar to the prepaid forward contracts described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Both U.S. and non-U.S. investors considering an investment in the notes should read the discussion under “Selected Risk Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, the issues presented by the aforementioned notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlying Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying preliminary pricing supplement dated November 12, 2010.

•
THE NOTES DO NOT PAY INTEREST OR GUARANTEE THE RETURN OF ANY PRINCIPAL AT MATURITY — The terms of the notes differ from those of ordinary debt securities in that we do not pay you interest on the notes and do not guarantee to pay you any of the principal at maturity.  Instead, if the notes have not been automatically called prior to maturity, you will receive at maturity for each note you hold an amount in cash that will vary depending on the Index Closing Value on the Final Review Date, which we refer to as the Final Index Value.  If the Final Index Value has declined by more than 10% from the Initial Index Value, which we refer to as the Buffer Amount, you will be exposed to that decline beyond the Buffer Amount on a leveraged basis, and will lose 1.111% of your Stated Principal Amount for every 1% decline in the Final Index Value from the Initial Index Value beyond the Buffer Amount.  For example, if the Final Index Value declines by 50% from the Initial Index Value, you will lose 44.44% of your principal.  As there is no minimum payment on the notes, you could lose your entire investment.

•
APPRECIATION POTENTIAL IS LIMITED — The appreciation potential of the notes is limited to the fixed return specified for each Review Date and at maturity, regardless of any greater price performance of the Underlying Index, which could be significant.  In addition, the Automatic Early Call feature may limit the term of your investment to as short as three months.  If the notes are called prior to maturity, you may not be able to reinvest at comparable terms or returns.

•
MARKET PRICE OF THE NOTES MAY BE INFLUENCED BY MANY UNPREDICTABLE FACTORS — Several factors, some of which are beyond our control, will influence the value of the notes in the secondary market and the price at which Morgan Stanley & Co. Incorporated, which we refer to as MS & Co., may be willing to purchase or sell the notes in the secondary market.  We expect that generally the value of the Underlying Index on any day will affect the value of the notes more than any other single factor.  However, because the payout on the notes is not directly correlated to the Underlying Index, the notes will trade differently from the Underlying Index.  Factors that may influence the value of the notes include:

•
the value of the Underlying Index and the price of the commodity contracts that underlie the Underlying Index, including in relation to the Call Level and the Buffer Amount, and the volatility (frequency and magnitude of changes in value) of such values or prices, as applicable;

•	trends of supply and demand for the commodity contracts that underlie the Underlying Index;
•	interest and yield rates in the market;
•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the commodities markets generally and which may affect the value of the Underlying Index;
•	the time remaining until the next Review Date and the maturity of the notes; and
•	any actual or anticipated changes to our credit ratings or credit spreads.

In addition, the commodities markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention.  As a result, the market value of the notes will vary and may be less than the original issue price at any time prior to maturity and a sale of the notes prior to maturity may result in a loss. For example, you may have to sell your notes at a substantial loss if on that date the Index Closing Value is below the Call Level.

You cannot predict the future levels of the Underlying Index based on its historical levels.  If the notes are not called prior to maturity and the Final Index Value declines by more than the Buffer Amount, you will be exposed on a 1.111 to 1 basis to any decline in the Final Index Value from the Initial Index Value beyond the Buffer Amount and, as a result, you may lose some or all of your investment at maturity.  There can be no assurance that the notes will be called prior to maturity or that the Final Index Value will be at or above the Call Level such that you will receive at maturity an amount that is greater than the principal amount of your investment.

•
THE NOTES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE NOTES — You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes, and therefore you are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness. Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

•
AN INVESTMENT IN THE NOTES WILL EXPOSE YOU TO CONCENTRATED RISK TO CRUDE OIL — The Underlying Index is composed entirely of crude oil futures contracts included in the S&P GSCITM – Excess Return.  An investment in the notes may therefore bear risks similar to a securities investment concentrated in a single underlying sector.  The price of crude oil futures is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates.  Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil.  Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel.  Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels.  Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions.  Demand is also influenced by government regulations, such as environmental or consumption policies.  In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event.  Supply for crude oil may increase or decrease depending on many factors.  These include production decisions by the Organization of Petroleum Exporting Countries (OPEC) and other crude oil producers.  In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable.  Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities.  The price of crude oil futures has experienced very severe price fluctuations over the recent past and there can be no assurance that this extreme price volatility will not continue in the future.

•
HIGHER FUTURE PRICES OF THE INDEX COMMODITIES RELATIVE TO THEIR CURRENT PRICES MAY ADVERSELY AFFECT THE VALUE OF THE UNDERLYING INDEX AND THE VALUE OF THE NOTES — The S&P GSCI™ Crude Oil Index–Excess Return is a sub-index of the S&P GSCI™–Excess Return (“S&P GSCI™–ER”).  It represents only the crude oil component of the S&P GSCI™–ER.  The S&P GSCI™–ER is a world production-weighted index that is designed to reflect the relative significance of each of the underlying commodities in the world economy.

The S&P GSCI™–ER, on which the Underlying Index is based, is composed of futures contracts on physical commodities.  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity.  As the futures contracts that compose the Underlying Index approach expiration, they are replaced by contracts that have a later expiration.  Thus, for example, a contract purchased and held in January may specify an February expiration.  As time passes, the contract expiring in February is replaced by a contract for delivery in March.  This process is referred to as “rolling.”  If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the February contract would take place at a price that is higher than the price of the March contract, thereby creating a “roll yield.”  However, crude oil and certain other commodities included in the S&P GSCITM–ER may trade in “contango” markets at any given time.  Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months.  The presence of contango and absence of backwardation in the crude oil markets would result in negative “roll yields,” which would adversely affect the value of the Underlying Index and, accordingly, the value of the notes.

•
ADJUSTMENTS TO THE UNDERLYING INDEX COULD ADVERSELY AFFECT THE VALUE OF THE NOTES — The publisher of the Underlying Index may substitute the commodity contracts constituting the Underlying Index or make other methodological changes that could change the value of the Underlying Index.  The underlying index publisher may discontinue or suspend calculation or publication of the Underlying Index at any time. Any of these actions could adversely affect the value of the notes.  Where the Underlying Index is discontinued, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the Underlying Index and will be permitted to consider indices that are calculated and published by the calculation agent or any of its affiliates.

•
THE NOTES WILL NOT BE LISTED AND SECONDARY TRADING MAY BE LIMITED — The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  Morgan Stanley & Co. Incorporated (“MS & Co.”) may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

•
HEDGING AND TRADING ACTIVITY BY THE CALCULATION AGENT AND ITS AFFILIATES COULD POTENTIALLY ADVERSELY AFFECT THE VALUE OF THE NOTES — One or more of our subsidiaries expect to carry out hedging activities related to the notes (and to other instruments linked to the Underlying Index), including trading in the commodities futures contracts that underlie the Underlying Index, and possibly in other instruments related to the Underlying Index.  Some of our subsidiaries also trade the Underlying Index and other financial instruments related to the Underlying Index on a regular basis as part of their general broker-dealer, commodity trading, proprietary trading and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could increase the Initial Index Value and, as a result, the Call Level at or above which the Index Closing Value must be on any of the Review Dates in order for the notes to be automatically called prior to maturity or, if the notes are not called prior to maturity, in order for you to receive a payment at maturity that exceeds the Stated Principal Amount of the notes.  Additionally, such hedging or trading activities during the term of the notes could potentially affect the value of the Underlying Index on the Review Dates and, accordingly, whether the notes are automatically called prior to maturity and, if the notes are not called prior to maturity, the amount of cash, if any, you receive at maturity.

•
THE INCLUSION OF COMMISSIONS AND PROJECTED PROFIT FROM HEDGING IN THE ORIGINAL ISSUE PRICE IS LIKELY TO ADVERSELY AFFECT SECONDARY MARKET PRICES — Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the cost of hedging the our obligations under the notes.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

•
THE CALCULATION AGENT, WHICH IS A SUBSIDIARY OF THE ISSUER, WILL MAKE DETERMINATIONS WITH RESPECT TO THE NOTES —  As calculation agent, MSCG will determine the Initial Index Value, the Index Closing Value on each Review Date, whether the Index Closing Value on any of the first three Review Dates is at or above the Call Level and therefore whether the notes will be called following such Review Date and whether a market disruption event has occurred, and, if the notes are not called prior to maturity, will calculate the amount of cash, if any, you will receive at maturity.  Determinations made by MSCG in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events or calculation of any Index Closing Value in the event of a market disruption event, may adversely affect the payout to you on the notes.

•	NOT EQUIVALENT TO INVESTING IN THE UNDERLYING INDEX — Investing in the notes is not equivalent to investing in the Underlying Index or the futures contracts that underlie the Underlying Index.

•
THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE THE PRICING DATE — If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes, the offering of the notes will be terminated.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN.  Please read the discussion under “Selected Purchase Considerations ― Capital Gains Tax Treatment” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the notes.  If the IRS were successful in asserting an alternative treatment for the notes, the timing and character of income on the notes might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one characterization, U.S. Holders could be required to accrue original issue discount on the notes every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the notes as ordinary income. The risk that buffered securities would be recharacterized, for U.S. federal income tax purposes, as debt instruments giving rise to ordinary income, rather than as an open transaction, is higher than with other commodity-linked securities that do not provide for the return of principal.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections. On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge; and appropriate transition rules and effective dates.  While it is not clear whether instruments such as the notes would be viewed as similar to the prepaid forward contracts described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, the issues presented by this notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our subsidiaries.  The hedging or trading activities of our affiliates on or prior to the Pricing Date and during the term of the notes, including on the Review Dates, could affect the Index Closing Value in a way that may affect whether or not the notes are called early or reduce the amount you receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the Underlying Index from January 1, 2005 through November 9, 2010.  On November 9, 2010, the Index Closing Value was 531.1435.  We obtained the information in the graph below from Bloomberg Financial Markets (“Bloomberg”), without independent verification.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.

The historical performance of the Underlying Index set out in the graph below should not be taken as an indication of its future performance, and no assurance can be given as to the Index Closing Value on any of the Review Dates.  We cannot give you any assurance that the notes will be called prior to maturity or that, if the notes are not so called, the Final Index Value will be at or above the Call Level so that at maturity you will receive a payment in excess of the Stated Principal Amount of the notes.

Benefit Plan Investor Considerations

Your purchase of a note in a self-directed Individual Retirement Account (an “IRA”) will be deemed to be a representation and warranty by you that, as of the date of purchase (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the investment of the assets of such self-directed IRA used to purchase the note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of ERISA) with respect to any such IRA assets and (ii) in connection with the purchase of the note, such self-directed IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA), and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

See “Benefit Plan Investor Considerations” in the accompanying preliminary pricing supplement.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. will act as placement agents for the notes and will receive a fee from the issuer that will not exceed $         per $1,000 principal amount note.